Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Stillwater Mining Company:

We consent to incorporation by reference in the registration statement (No. 333-76314) on Form S-8 of Stillwater Mining Company of our report dated May 18, 2004, relating to the statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Stillwater Mining Company Bargaining Unit 401(k) Plan.

/s/ KPMG LLP

Billings, Montana
June 28, 2004